Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports first quarter 2022 results

●	Consolidated adjusted EBITDA[1] growth of 6.4% on 4.2% higher service revenue
●

Net earnings of $934 million, up 36.0%, with net earnings attributable to common shareholders of $877 million, or $0.96 per common share, up 35.2%; adjusted net earnings[1] of $811 million generated adjusted EPS[1] of $0.89, up 14.1%

●

Leading wireless financial results with best quarterly organic service revenue growth in 11 years of 8.7%, 9.3% higher adjusted EBITDA and 5.1% increase in mobile phone blended ARPU[2]; 34,230 new net mobile phone postpaid subscribers added, up 4.0%

●

26,024 retail Internet net activations, up 22.7%, driving 8% residential Internet revenue growth; IPTV net activations increased 14.6% to 12,260; 91% of Bell residential households with TV and Internet now on a pure fibre network

●	First major operator to offer 3 Gbps symmetrical Internet speeds, three times faster than speeds available with cable technology
●	On pace to deliver approximately 900,000 new fibre locations and mobile 5G to more than 80% of Canadians in 2022; 80% of planned broadband buildout program to be completed by year end
●	Media revenue up 15.7% on stronger year-over-year TV performance and 84% higher digital revenue[3], contributing to industry-best adjusted EBITDA growth of 45.5%
●	Strong financial position maintained with more than $2.8 billion of available liquidity[1] at end of Q1, including $104 million in cash
●	Reconfirming all 2022 financial guidance targets

MONTRÉAL, May 5, 2022 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2022.

“Bell’s Q1 results highlight our continued momentum from 2021 into this year, demonstrating that our accelerated fibre expansion and customer experience improvements continue to offer greater value to our growing base of customers and the communities we live in,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Bell’s solid performance across all segments shows that we have the right strategy in place, we’re consistently executing on that strategy and our products and services are resonating with

1 Adjusted net earnings and available liquidity are non-GAAP financial measures, adjusted EPS is a non-GAAP ratio, and adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.

3 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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our customers. In particular, I’m proud of the gains we made to continue championing the customer experience with a 36% decrease in complaints per the CCTS mid-year report.

We delivered our best quarterly organic wireless service revenue growth rate in 11 years through balancing the right market share growth with operating profitability. In addition, our net retail Internet and IPTV subscriber activations are up 20% over last year. With our historic capital expenditure acceleration program now in its second year, we will continue to bring direct fibre connections and 5G to more locations across our footprint throughout 2022.

This is the first quarter since the start of the pandemic in which our consolidated financial results surpassed pre-COVID levels and I am very proud of the Bell team for their continued focus on operational excellence, and all that they’ve done over the past two years to deliver for our customers.”

KEY BUSINESS DEVELOPMENTS

Champion customer experience

Bell had the largest reduction of customer complaints among national providers with a 36% decrease over the previous year in the Commission for Complaints for Telecom-television Services (CCTS) 2021-2022 mid-year report. The share of Bell’s overall complaints decreased by 13%, reducing its share for the seventh year in a row. To strengthen its presence in Québec, Bell acquired EBOX and other related companies, and will continue to offer Internet services to the budget-conscious segment of consumers and businesses in Québec and parts of Ontario under the EBOX brand. Lucky Mobile is now available in more than 160 Best Buy locations across Canada, increasing the reach of Bell’s prepaid wireless offering.

Building the best networks with the fastest speeds

Bell introduced a 3-gigabit per second symmetrical Internet service, speeds three times faster than speeds available with cable technology, in most areas of Toronto, and expanding soon to other localities. Bell is also expanding fibre Internet access to 87,000 additional homes in the Ontario communities of Amherstburg, Georgina, Guelph and Pickering, and Bell continued to work closely with governments on projects to bring broadband access to remote and other hard to serve areas, including a large-scale initiative in Newfoundland and Labrador with the federal Universal Broadband Fund.

5G leadership and technology innovation

Building on Bell’s strategic agreement with Amazon Web Services (AWS) to accelerate 5G innovation and cloud adoption, Bell deployed the first public MEC (multi-access edge computing) platform with AWS Wavelength in Canada at the edge of its 5G network. Bell also deployed the first global production implementation of Google Distributed Cloud Edge for its core network functions to drive its digital transformation and operational efficiencies. To continue accelerating the development and adoption of AI applications across Bell, it entered into a five-year strategic engagement with the Vector Institute, an independent, not-for-profit corporation dedicated to research in the field of artificial intelligence (AI) to encourage the development of this emerging technology in Canada.

Delivering the most compelling content

Super Bowl LVI was the most-watched broadcast in Canada since last year’s Super Bowl, attracting an average audience of 8.1 million viewers on CTV, TSN and RDS according to Numeris. Other sports action included the 2022 Masters Tournament on CTV, TSN and RDS, and the 2022 NCAA March Madness tournament on TSN. In addition, TSN and RDS secured

2/18

the broadcast rights for the complete 2022 FIA Formula One World Championship season. TSN signed a multi-year agreement with FanDuel, designating FanDuel the official sportsbook partner of TSN with the introduction of sports betting in Ontario, and TSN expanded its TSN 5G View / Vision 5G RDS experience to now include regional coverage of the Winnipeg Jets home games on TSN.

Bell for Better: Better World, Better Workplace

Bell set absolute, science-based GHG emissions reduction targets that are consistent with limiting temperature rise to 1.5 degrees Celsius. Bell was the only telecommunications company included on the 2022 LinkedIn Top Companies List in Canada, was named one of Canada’s Top Diversity Employers for the sixth consecutive year by Mediacorp, and received the Women in Governance’s Platinum Parity Certification. Bell also welcomed its employees back to most office locations in April with its flexible, hybrid work model, Bell Workways.

Bell donated $100,000 to the Canadian Red Cross to support critical humanitarian relief efforts in Ukraine. Bell team members stepped up with over $54,000 in donations through the Team Bell Giving Program, and the funds were matched by Bell for an additional $108,000 donated to Ukraine relief efforts. Bell Let’s Talk announced $500,000 in new grants from the 2022 Diversity Fund to support 6 more organizations working to improve access to mental health care for members of Black, Indigenous and People of Colour (BIPOC) communities in Canada.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2022	Q1 2021	% change

BCE

Operating revenues	5,850	5,706	2.5%

Net earnings	934	687	36.0%

Net earnings attributable to common shareholders	877	642	36.6%

Adjusted net earnings	811	704	15.2%

Adjusted EBITDA	2,584	2,429	6.4%

Net earnings per common share (EPS)	0.96	0.71	35.2%

Adjusted EPS	0.89	0.78	14.1%

Cash flows from operating activities	1,716	1,992	(13.9%)

Capital expenditures	(952)	(1,012)	5.9%

Free cash flow[1]	723	940	(23.1%)

“Bell’s strong Q1 financial performance demonstrated excellent execution by the Bell team across all segments, with consolidated financial results surpassing pre-COVID levels for the first time since the start of the pandemic. Net earnings were up 36% on consolidated adjusted EBITDA growth of 6.4%, and 4.2% higher service revenue, driven by strong wireless, residential Internet and media results. Our media segment reported industry-leading financial performance

1 Free cash flow is a non-GAAP financial measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

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with revenue up 15.7% and adjusted EBITDA growth of 45.5%,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“With healthy recurring cash flow and substantial liquidity, and all our major defined benefit pension plans in a surplus position, we have the financial strength to execute on our strategic priorities, keeping us on track to meet our financial guidance targets for 2022.”

●

BCE operating revenue increased 2.5% compared to Q1 2021 to $5,850 million, driven by 4.2% higher service revenue of $5,177 million on strong wireless, residential Internet and media growth. Product revenue was down 8.8% to $673 million, reflecting fewer new mobile device transactions and lower business wireline data equipment sales.

●

Net earnings increased 36.0% to $934 million and net earnings attributable to common shareholders totalled $877 million, or $0.96 per share, up 36.6% and 35.2% respectively. The year-over-year increases were due to higher adjusted EBITDA, higher other income and lower severance, acquisition and other costs, partly offset by higher income taxes from higher earnings.

●	Adjusted net earnings increased 15.2% to $811 million, delivering 14.1% higher adjusted EPS of $0.89.
●

Adjusted EBITDA grew 6.4% to $2,584 million, driven by year-over-year increases at all Bell operating segments. BCE’s consolidated adjusted EBITDA margin[1] increased 1.6 percentage points to 44.2% from 42.6% in Q1 2021, due to the flow-through impact of higher year-over-year service revenue and a decline in low-margin product sales.

●

BCE capital expenditures were $952 million, compared to $1,012 million in Q1 2021, corresponding to a capital intensity[2] of 16.3%, down from 17.7% last year. The year-over-year decrease can be attributed to timing. Capital expenditures this quarter were focused on the continued accelerated rollout of Bell’s pure fibre and wireless 5G networks.

●

BCE cash flows from operating activities were $1,716 million, down 13.9% from Q1 2021, reflecting a reduction in cash from the timing of working capital and higher interest paid, partly offset by higher adjusted EBITDA.

●

Free cash flow decreased 23.1% to $723 million from $940 million in Q1 2021, due to lower cash flows from operating activities, excluding acquisition and other costs paid, partly offset by lower capital expenditures.

OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue increased 5.2% to $2,210 million, the result of strong service revenue growth, partly offset by lower year-over-year product revenue.
●

Service revenue grew 8.7% to $1,646 million, driven by increases in our mobile phone and connected device subscriber bases and higher blended mobile phone ARPU, as well as higher roaming revenue as international travel volumes continued to recover.

●	Product revenue decreased 3.8% to $564 million, due to lower year-over-year sales transaction volumes.

1 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

2 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

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●	Wireless adjusted EBITDA increased 9.3% to $1,009 million on the flow-through of strong service revenue growth, yielding a 1.7 percentage-point margin increase to 45.7%.
●	Bell added 32,176 total net new postpaid and prepaid mobile phone subscribers[1], up significantly from 2,405 in Q1 2021.
●

Postpaid mobile phone net subscriber activations totaled 34,230, up 4.0% from 32,925 in Q1 2021. The increase reflected a 10 basis-point improvement in mobile phone customer churn[1] to 0.79%, partly offset by a 7.3% decrease in gross subscriber activations due to more targeted promotional offers and mobile device discounting compared to last year given a greater focus on higher-value subscriber loadings.

●

Bell’s prepaid mobile phone customer base decreased by 2,054 net subscribers, compared to a net loss of 30,520 in Q1 2021. The improvement was the result of 30.8% higher gross activations from increased market activity as well as a lower customer churn rate, which improved 7 basis points to 4.61%.

●	Bell’s mobile phone customer base totalled 9,491,361 at the end of Q1, a 3.5% increase over last year, comprising 8,664,275 postpaid subscribers, up 3.6%, and 827,086 prepaid customers, up 2.7%.
●

Blended mobile phone ARPU was up 5.1% to $57.98, driven by higher roaming revenues as international travel volumes increased with the easing of COVID-19 restrictions, and more customers on higher-value rate plans.

●

Mobile connected device net subscriber[1] activations were down 34.1% to 48,877, despite continued healthy growth in Bell’s business IoT net connections. This was due to higher data device net losses, reflecting the continued de-emphasis of unprofitable, low-ARPU tablet transactions. Mobile connected device subscribers totalled 2,298,671 at the end of Q1, an increase of 7.9% over last year.

Bell Wireline

●	Total wireline operating revenue decreased 2.2% to $3,013 million, compared to Q1 2021.
●

Wireline service revenue was down 0.8% to $2,903 million, mainly the result of ongoing declines in legacy voice, data and satellite TV services, reduced sales of IP connectivity and business service solutions revenue[2], due partly to delayed project spending by large enterprise customers because of ongoing COVID-related disruptions, and the sale of Createch on March 1, 2022. These impacts were partly offset by higher year-over-year residential Internet revenue.

●

Product revenue decreased 28.6% to $110 million, due to lower sales of data equipment to enterprise business customers as a result of reduced or delayed spending attributable to global supply chain challenges because of COVID, as well as exceptionally strong demand from government sector customers in Q1 2021.

●

Wireline adjusted EBITDA grew 0.3% to $1,367 million, reflecting a 4.2% reduction in operating costs and a decline in low-margin data equipment sales that drove a 1.2 percentage-point improvement in margin to 45.4%.

●

Bell added 26,024 net new retail Internet subscribers[1], up 22.7% from 21,208 in Q1 2021. Retail Internet subscribers totalled 3,954,767 at the end of Q1, up 6.0% from last year, which includes 67,090 customers gained from the acquisition of EBOX and other related companies.

1 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

2 Business service solutions revenues are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

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●

Bell TV added 12,260 net new retail IPTV subscribers[1], up from 10,696 in Q1 2021, reflecting the success of our customer segmentation approach and lower customer churn in our IPTV fibre footprint. At the end of Q1, Bell served 1,903,726 retail IPTV subscribers, a 4.8% increase over last year, which includes 9,025 customers added due to the acquisition of EBOX and other related companies.

●	Retail satellite TV net subscriber[1] losses were 20,621, compared to 19,808 in Q1 2021. Bell’s retail satellite TV customer base totalled 831,948 at the end of Q1, down 8.2% from last year.
●

Retail residential NAS[1] net losses improved 17.1% to 42,345, reflecting fewer customer deactivations attributable to ongoing COVID-19 impacts. Bell’s retail residential NAS customer base totalled 2,259,716 at the end of Q1, a 7.1% decline since Q1 2021, which includes 3,456 customers added due to the acquisition of EBOX and other related companies.

Bell Media

●

Media operating revenue increased 15.7% to $825 million, due to higher year-over-year advertising and subscriber revenue. The result this quarter included a one-time retroactive adjustment to subscriber revenue related to a contract with a Canadian TV distributor.

●

Advertising revenue increased 8.5%, driven by more sports TV programming compared to Q1 2021, a strong NFL postseason including our broadcast of Super Bowl LVI, which was the most-watched program of Q1, stronger year-over-year specialty news performance, increased out-of-home advertiser demand as leisure and travel activities resumed more fully with the easing of COVID restrictions, improved year-over-year radio performance, as well as continued digital growth.

●	Subscriber revenue was up 22.1%, due to the one-time retroactive adjustment referenced above and ongoing Crave streaming subscriber growth.
●

Digital revenue increased 84%, driven by Crave direct-to-consumer growth, further rapid scaling of our strategic audience management (SAM) TV media sales tool and growth in TV digital advertising including with our CTV advertising-based video-on-demand (AVOD) service.

●

Adjusted EBITDA grew 45.5% to $208 million, delivering a 5.1 percentage point increase in margin to 25.2%. This was driven by the flow-through of higher operating revenue, despite a 8.2% increase in total operating costs driven by more programming compared to last year and the temporary waiving of CRTC Part I and Part II broadcasting licence fees in Q1 2021 due to COVID.

●	TSN remained Canada’s #1 sports network and was the top specialty channel overall in Q1; RDS remained the top-ranked French-language sports network.
●	Noovo continued to outpace its French-language conventional TV competitors in viewership growth with primetime audiences up 13% in the winter season.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.92 per common share, payable on July 15, 2022 to shareholders of record at the close of business on June 15, 2022.

1 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

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OUTLOOK FOR 2022

BCE confirmed its financial guidance targets for 2022, as provided on February 3, 2022, as follows:

	2021 Results	2022 Guidance
Revenue growth	2.5%	1% – 5%
Adjusted EBITDA growth	3.0%	2% – 5%
Capital intensity	20.6%	21%
Adjusted EPS growth	5.6%	2% – 7%
Free cash flow growth	(10.5%)	2% – 10%
Annualized common dividend per share	$3.50	$3.68

For the full-year 2022, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower cash income taxes, will drive higher free cash flow.

During the first quarter of 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and easing of government restrictions during the quarter. However, due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the development and timely distribution of effective vaccines and treatments, vaccination hesitancy and the number of individuals who choose to remain unvaccinated, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2022 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2022 results on Thursday, May 5 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 6696161#. A replay will be available until midnight on June 5, 2022 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 8066296#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q1-2022 conference call.

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NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of

8/18

severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)
	Q1 2022	Q1 2021

Net earnings attributable to common shareholders	877	642
Reconciling items:
Severance, acquisition and other costs	13	89
Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans	(75)	(60)
Net gains on investments	(37)	-
Early debt redemption costs	18	53
Impairment of assets	2	3
Income taxes for above reconciling items	13	(23)
Adjusted net earnings	811	704

Available liquidity – Available liquidity is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents and amounts available under our securitized trade receivable program and our committed bank credit facilities.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, on-going operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

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The following table is a reconciliation of cash to available liquidity on a consolidated basis.

($ millions)

	March 31, 2022	December 31, 2021

Cash	104	207

Amounts available under our securitized trade receivables program[1]	400	400

Amounts available under our committed bank credit facilities[2]	2,314	2,789

Available liquidity	2,818	3,396

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q1 2022	Q1 2021

Cash flows from operating activities	1,716	1,992

Capital expenditures	(952)	(1,012)

Cash dividends paid on preferred shares	(33)	(31)

Cash dividends paid by subsidiaries to NCI	(11)	(13)

Acquisition and other costs paid	3	4

Free cash flow	723	940

1 At March 31, 2022 and December 31, 2021, $400 million was available under our securitized trade receivables program, under which we borrowed $900 million as at March 31, 2022 and December 31, 2021. Loans secured by trade receivables are included in Debt due within one year in our consolidated financial statements.

2 At March 31, 2022 and December 31, 2021, respectively, $2,314 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $949 million in U.S. dollars ($1,186 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at March 31, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

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The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q1 2022	Q1 2021

Net earnings	934	687

Severance, acquisition and other costs	13	89

Depreciation	891	895

Amortization	260	238

Finance costs

Interest expense	260	267

Net (return) interest on post-employment benefit plans	(18)	5

Impairment of assets	2	3

Other income	(93)	(8)

Income taxes	335	253
Adjusted EBITDA	2,584	2,429

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customers or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2022 annualized common share dividend, our network deployment plans and anticipated capital expenditures, our science-based GHG emissions reduction targets, our anticipated cash post-employment benefit plans funding, the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the

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possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 5, 2022 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 5, 2022. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. As most public health restrictions in Canada have been lifted, pandemic-related effects on demand – notably consumer caution and reluctance to travel – are assumed to fade over 2022 and 2023. In particular, we have assumed:

●	Strong economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 4.25% on average in 2022
●	Elevated consumer price index (CPI) inflation driven by sharp increases in energy and food prices as well as supply disruptions and strong demand for goods
●	Tight labour market leading to rising wage growth
●	Strong household consumption growth supported by job gains, the spending of some of the savings accumulated during the pandemic, and the lifting of public health restrictions
●	Solid business investment outside the oil and gas sector supported by robust demand, the gradual easing of supply constraints and improved business confidence
●	Higher interest rates
●	Higher immigration levels
●	The conflict between Russia and Ukraine affecting the Canadian economy predominantly through higher commodity prices
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

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Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2022

●	Declines in BDU subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Continued strong competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of 5G wireless networks, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G and IoT solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●

Realization of cost savings related to operational efficiencies enabled by changes in consumer behaviour, digital adoption, product and service enhancements, new call centre and digital investments and other improvements to the customer service experience

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to IP-based systems

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●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, expanding self-serve capabilities, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued strong demand in TV advertising revenue including scaling of our SAM TV and Bell demand-side-platform (DSP) buying platforms, a gradual recovery in radio and out-of-home advertisements, as well as direct-to-customer (DTC) subscriber growth

●	Continued escalation of media content costs to secure quality programming, as well as the continued return to normal volumes of entertainment programming
●	Continued scaling of Crave through broader content offering, user experience improvements and Crave Mobile
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2022:

●	An estimated post-employment benefit plans service cost of approximately $255 million
●	An estimated interest on post-employment benefit obligations of approximately ($70) million
●	Depreciation and amortization expense of approximately $4,700 million to $4,750 million
●	Interest expense of approximately $1,075 million to $1,125 million
●	Interest paid of approximately $1,125 million to $1,175 million

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●	An average effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Contributions to post-employment benefit plans of approximately $200 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 911 million
●	An annual common share dividend of $3.68 per share

Assumptions underlying our estimated cash post-employment benefit plans funding savings

Our estimated cash post-employment benefit plans funding savings from a potential contribution holiday on some of our defined benefit pension plans starting in 2022 are based on the following principal assumptions:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

Assumptions underlying our GHG emissions reduction targets

Our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions:

●	Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers
●	No new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions
●	Ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required
●	No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions
●	No required changes to our science-based targets (SBTs) pursuant to the Science Based Targets Initiative methodology that would make the achievement of our updated SBTs more onerous
●	Sufficient supplier engagement and collaboration in setting their own SBTs and sufficient collaboration with partners in reducing their own GHG emissions

The foregoing assumptions, although considered reasonable by BCE on May 5, 2022, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2022 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2022 financial guidance targets,

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essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the adverse effects of the COVID-19 pandemic, including from the restrictive measures implemented or to be implemented as a result thereof, and the adverse effects of the conflict between Russia and Ukraine, including from the economic sanctions imposed or to be imposed as a result thereof, and supply chain disruptions resulting therefrom; adverse economic and financial market conditions, including from the COVID-19 pandemic and the conflict between Russia and Ukraine; a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning the conditions and prices at which access to our networks may be mandated and spectrum may be acquired in auctions; the inability to protect our physical and non-physical assets from events such as information security attacks, which risk may be exacerbated by the conflict between Russia and Ukraine, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant unplanned capital expenditures to provide additional capacity and reduce network congestion; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs, and the inability to generate anticipated benefits from acquisitions and corporate restructurings; the failure to evolve practices to effectively monitor and control fraudulent activities; pension obligation volatility and increased contributions to post-employment benefit plans; unfavourable resolution of legal proceedings and, in particular, class actions; the failure to develop and implement strong corporate governance practices and compliance frameworks and to comply with legal and regulatory obligations; the failure to

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recognize and adequately respond to climate change and other environmental concerns and expectations; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; and internal factors, such as the failure to implement sufficient corporate and business initiatives, as well as various external factors which could challenge our ability to achieve our environmental, social and governance (ESG) targets including, without limitation, those related to GHG emissions reduction and diversity, equity and inclusion.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2021 Annual MD&A dated March 3, 2022 (included in BCE’s 2021 Annual Report) and BCE’s 2022 First Quarter MD&A dated May 4, 2022 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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